SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 20, 2019

Commission File Number: 001-36614

Alibaba Group Holding Limited

(Registrant’s name)

c/o Alibaba Group Services Limited

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

We made an announcement dated December 20, 2019 with The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in relation to the end of the stabilization period and the relevant stabilizing actions the Stabilizing Manager has undertaken in connection with our global offering and listing of ordinary shares on the Hong Kong Stock Exchange. For details, please refer to exhibit 99.1 to this current report on Form 6-K.

EXHIBITS

Exhibit 99.1 — Announcement — Stabilizing Actions and End of Stabilization Period

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: December 20, 2019	By:	/s/ Timothy A. STEINERT
	Name:	Timothy A. STEINERT
	Title:	General Counsel and Secretary